Exhibit 99.1

Knorr-Bremse Makes Additional $10 Million Investment in Rail Vision

Knorr-Bremse, a $17 billion European-based group, will own 36.79% of Rail Vision’s outstanding share capital following original investment in 2019

Ness Ziona, Israel – October 13, 2020 – Foresight Autonomous Holdings Ltd. (NASDAQ and TASE: FRSX), an innovator in automotive vision systems, announced today that its affiliate, Rail Vision Ltd., and Knorr-Bremse Systeme für Schienenfahrzeuge GmbH, an affiliate of Knorr-Bremse AG (Frankfurt: KBX), executed an agreement whereby Knorr-Bremse will make a new investment of $10 million in Rail Vision. Knorr-Bremse, a $17 billion European-based group, originally invested $10 million in Rail Vision, as reported by the Company on March 14, 2019. Following the additional investment, Knorr-Bremse will own a total of 36.79% of Rail Vision’s outstanding share capital. Additionally, Rail Vision has received a call option, available under certain conditions which should be met, to call for an additional $5 million under the same investment terms.

The current investment reflects Rail Vision’s post money valuation of approximately $50 million. Foresight's initial investment in Rail Vision, in August 2016, reflected a $4.4 million post money valuation, marking a 1,130% increase. As a result of the investment, Foresight’s holdings in Rail Vision will amount to 19.34% (16.49% on a fully diluted basis).

Rail Vision is a leading provider of cutting-edge cognitive vision sensor technology to increase safety in the railway industry. Rail Vision’s solutions offer detection and classification of objects or obstacles (e.g. humans, vehicles, and signals), rail path recognition (i.e. switch state detection), distance measurement and opportunity infrastructure condition monitoring.

“Knorr-Bremse's continued investment marks a vote of confidence in Rail Vision’s unique technology and its solutions for the rail industry. We believe that further securing Rail Vision’s finances will strengthen the company’s performance and support its commercialization and market penetration efforts,” said Haim Siboni, CEO of Foresight.

About Knorr-Bremse

Knorr-Bremse is the global market leader for braking systems and a leading supplier of other safety-critical rail and commercial vehicle subsystems. Knorr-Bremse’s products make a decisive contribution to greater safety and energy efficiency on rail tracks and roads around the world. For more than 110 years, the company has been the industry innovator, driving innovation in mobility and transportation technologies with an edge in connected system solutions. Knorr-Bremse is one of Germany’s most successful industrial companies and profits from the key global megatrends: urbanization, eco-efficiency, digitization and automated driving. In 2018, Knorr-Bremse’s two divisions together generated revenues of EUR 6.6 billion (IFRS).

Knorr-Bremse delivers braking, entrance, control and auxiliary power supply systems, HVAC and driver assistance systems for rail vehicles, as well as braking, steering, powertrain and transmission control solutions, and driver assistance systems for commercial vehicles.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of stereo/quad-camera vision systems for the automotive industry. Foresight’s vision systems are based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. The company, through its wholly owned subsidiary Foresight Automotive Ltd., develops advanced systems for accident prevention which are designed to provide real-time information about the vehicle's surroundings while in motion. The systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. The company’s systems are targeting the semi-autonomous and autonomous vehicle markets. The company predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses Knorr-Bremse’s continued investment in Rail Vision and Foresight’s belief that further securing Rail Vision’s finances will strengthen the company’s performance and support its commercialization and market penetration efforts. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the overall global economic environment; the impact of competition and new technologies in the rail industry; general market, political and economic conditions in the countries in which Rail Vision operates; Rail Vision’s projected capital expenditures and liquidity; changes in Rail Vision’s strategy; and any litigation concerning Rail Vision.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Foresight's annual report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654